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      +--------+
      | FORM 5 |                 U.S. SECURITIES AND EXCHANGE COMMISSION
      +--------+                         WASHINGTON, D.C. 20549
[_] Check box if
    no longer subject       ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5         Filed pursuant to Section 16(a) of the Securities
    obligations may             Exchange Act of 1934, Section 17(a) of the
    continue.  See             Public Utility Holding Company Act of 1935 or
    Instruction 1(b).       Section 30(h) of the Investment Company Act of 1940

[_] Form 3 Holdings Reported

[_] Form 4 Transactions Reported


(Print or Type Responses)
--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

        Ricca                        Mark                             A.
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

                               615 Merrick Avenue
--------------------------------------------------------------------------------
                                    (Street)

Westbury                             NY                              11590
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)

2.  Issuer Name and Ticker or Trading Symbol   New York Community Bancorp, Inc.
                                             -----------------------------------
                                               (NYB)
--------------------------------------------------------------------------------
3.  I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

--------------------------------------------------------------------------------

4.  Statement for Month/Year   December 2002
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                                --------------------------------

6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

         Director   X   Officer             ___ 10% Owner    ___ Other
   -----          ----- (give title below)                       (specify below)

    Executive VP, General Counsel & Corp. Sec'y
    ----------------------------------------------------------------------------

7.  Individual or Joint/Group Filing
    (Check Applicable Line)

     X   Form filed by One Reporting Person
    ---
    ____ Form filed by More than One Reporting Person

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                             TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
1. Title         2. Trans-   2A.       3. Trans-       4. Securities Acquired (A)        5. Amount of        6.Owner-     7. Nature
   of               action   Deemed       action          or Disposed of (D)                Securities         ship       of In-
   Security         Date     Execution    Code            (Instr. 3, 4 and 5)               Beneficially       Form:      direct
   (Instr. 3)       (mm/dd/  Date, if     (Instr. 8)                                        Owned at the       Direct     Bene-
                    yy)      any       -----------------------------------------------      End of Issuer's    (D)or      ficial
                             (mm/dd/yy)                                                     Fiscal Year        Indirect   Owner-
                                          Code           Amount        (A) or    Price      (Instr. 3 and 4)   (I)        ship
                                                                       (D)                                     (Instr. 4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                   26,929           D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                    9,339           I        By ESOP(1)
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Common Stock                                                                                    5,234           I        By NYCB
                                                                                                                         401(k)(2)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                    6,059           I        By CFS Bank
                                                                                                                         401(k)(3)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                      780           I        By Stock
                                                                                                                         Incentive
                                                                                                                         Plan(4)
------------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                          (Over)
                                                                  SEC 2270(9-02)

                                     Page 1

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

FORM 5 (continued)

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                        TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                              (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
--------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative        2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)           sion or             action              tion Code              ative Securities
                                  Exercise            Date                (Instr. 8)             Acquired (A) or
                                  Price of            (Month/                                    Disposed of (D)
                                  Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                  ative               Year)
                                  Security
                                                                                              ----------------------------
                                                                                                  (A)        (D)

--------------------------------------------------------------------------------------------------------------------------
Option to Purchase                $11.06
Common Stock (5)
--------------------------------------------------------------------------------------------------------------------------
Option to Purchase                $15.37
Common Stock (5)
--------------------------------------------------------------------------------------------------------------------------
Option to Purchase                $15.37
Common Stock (5)
--------------------------------------------------------------------------------------------------------------------------
Option to Purchase                $15.37
Common Stock (5)
--------------------------------------------------------------------------------------------------------------------------
Option to Purchase                $22.23
Common Stock (6)
--------------------------------------------------------------------------------------------------------------------------
Option to Purchase                $24.61              7/24/02                 A                  30,000
Common Stock (7)
--------------------------------------------------------------------------------------------------------------------------
Option to Purchase                $28.54
Common Stock (8)
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
                    TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                          (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
--------------------------------------------------------------------------------------------------------------------------
6. Date Exer-        7. Title and Amount of       8. Price       9. Number of      10. Owner-       11. Na-
cisable and             Underlying Securities        of             Deriv-             ship             ture
Expiration              (Instr. 3 and 4)             Deriv-         ative              of De-           of In-
Date                                                 ative          Secur-             rivative         direct
(Month/Day/                                          Secur-         ities              Security:        Bene-
Year)                                                ity            Bene-              Direct           ficial
                                                     (Instr.        ficially           (D) or           Owner-
-----------------------------------------------      5)             Owned              Indirect (I)     ship
Date         Expira-                Amount or                       At End             (Instr. 4)       (Instr. 4)
Exer-        tion       Title       Number of                       of Year
cisable      Date                   Shares                          (Instr. 4)

--------------------------------------------------------------------------------------------------------------------------
11/30/00     2/23/08    Common       26,566                          26,566             D
                        Stock
--------------------------------------------------------------------------------------------------------------------------
 1/18/02     1/18/10    Common        4,744                           4,744             D
                        Stock
--------------------------------------------------------------------------------------------------------------------------
 1/18/03     1/18/10    Common       11,250                          11,250             D
                        Stock
--------------------------------------------------------------------------------------------------------------------------
 1/18/04     1/18/10    Common       11,250                          11,250             D
                        Stock
--------------------------------------------------------------------------------------------------------------------------
 12/21/02    12/21/11   Common       15,000                          15,000             D
                        Stock
--------------------------------------------------------------------------------------------------------------------------
  7/24/03     7/24/12   Common       30,000                          30,000             D
                        Stock
--------------------------------------------------------------------------------------------------------------------------
  1/21/04     1/21/13   Common       90,000                          90,000             D
                        Stock
--------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) This form reflects increases in beneficial ownership resulting from exempt acquisitions under an Employee Stock Ownership Plan ("ESOP") pursuant to Rule 16b-3(c).
(2) Includes shares rolled over from the CFS Bank ESOP to the New York Community Bank 401(k) Plan. Also includes increases in beneficial ownership resulting from exempt acquisitions under the 401(k) Plan pursuant to Rule 16b-3(c). For purposes of this report, units in the 401(k) plan have been converted into an approximate number of shares of New York Community Bancorp, Inc. ("NYCB") common stock. The actual number of shares held by the reporting person in this account may vary when such units are actually converted into shares upon distribution of the units to the reporting person.
(3) Represents shares purchased through the CFS Bank 401(k) Plan, which New York Community Bank was successor to under the Haven Bancorp, Inc. acquisition.
(4) Represents shares granted on February 15, 2002 under the Haven Bancorp, Inc. Stock Incentive Plan, which will vest on February 15, 2003.
(5) Options to purchase shares granted under the Haven Bancorp, Inc. 1996 Stock Option Plan.
(6) Options granted pursuant to the NYCB 1997 Stock Option Plan that vest in three equal annual installments beginning on December 21, 2002.
(7) Options granted pursuant to the NYCB 1997 Stock Option Plan that vest in three equal annual installments beginning on July 24, 2003.
(8) Options granted pursuant to the NYCB 1997 Stock Option Plan that vest in three equal annual installments beginning on January 21, 2004.


       /s/ Ilene A. Angarola                 February 14, 2003
       --------------------------------    --------------------
       **Signature of Reporting Person            Date

       By:  Ilene A. Angarola, Power of Attorney
       For: Mark A. Ricca

**  Intentional misstatements or ommissions of facts constitute
    Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently
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